INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

June 29, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Kaizen Hedged Premium Spreads Fund (formerly Kaizen Credit Spread Fund).

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 20, 2015, on the Registrants registration statement filed on Form N-1A with respect to Kaizen Hedged Premium Spreads Fund (formerly filed as Kaizen Credit Spread Fund) (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 29 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

GENERAL

1.	Although the Fund engages an option strategy, its name “Credit Spread” could be construed to relate to a fund investing in debt securities. Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a fund’s name not be misleading. Therefore, the Fund’s name should be changed.

Response:  The Registrant has changed the Fund’s name to Kaizen Hedged Premium Spreads Fund.

PROSPECTUS

SUMMARY SECTION

Investment Objective
2.	The Fund’s investment objective is to seek enhanced risk-adjusted returns which are uncorrelated to the broader markets. Explain what is meant by “enhanced”.

Response:  The Fund’s investment objective has been modified to remove the word “enhanced”.

Fees and Expenses Table
3.	Add “(as a percentage of the lesser of the value redeemed or the amount invested)” to the line item “Maximum deferred sales charge (load)”.

Response: The disclosure has been updated to include the requested line item.

4.	Footnote 3 to the Fees and Expenses able states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date and has updated the language to state “until June 30, 2016.”

Example
5.	Confirm whether the second table in this section relates to Class A shares or if it should relate to Class C shares.

Response:  The second table showing the expense example has been updated to reflect that it relates to Class C shares.

Principal Investment Strategies
6.	The description of the principal investment strategies should be rewritten to be easier to understand using plain English. Given the complexity of the Fund’s strategy, consider including a chart or picture to show how spreads are created. The revised strategy should be filed as correspondence in advance of effective date for further review.

Response:  The revised principal investment strategy was filed as correspondence on June 10, 2015.

7.	Given that the Fund may invest in money market funds, confirm whether a line item for “acquired fund fees and expenses” is required in the table under Fees and Expenses of the Fund.

Response:  Although the Fund will invest in money market funds, the Registrant estimates the acquired fund fees and expenses to be less than 1 basis point.  Accordingly, no change has been made to the Fees and Expenses table.

8.	The 4th paragraph states, “Option credit spreads have negative exposure to rising volatility – i.e., if market volatility increases, the prices for option credit spreads generally decrease. In order to seek to protect the Fund during periods of sudden and extreme market volatility, ZEGA intends to purchase and sell call and put options or futures on the CBOE Volatility Index® (the “VIX®”), which is considered a benchmark for stock market volatility.” Explain how this protects the Fund from volatility.

Response:  For clarity, the paragraph has been revised as follows:

The Fund intends to use a hedging strategy to seek to mitigate losses relating to sudden and extreme market declines.  A declining market generally negatively affects the Fund’s credit put spreads. To hedge against this, the Fund intends to purchase and sell call and put options or futures on the CBOE Volatility Index® (the “VIX®”), which is considered a benchmark for stock market volatility.  The value of a VIX® hedge typically increases during sudden and extreme market declines.

9.	Disclose how the Fund sizes spreads. Specifically, disclose the percentage exposed to a single equity index and if there is any maximum amount.

Response:  The following disclosure has been added:

The Fund will generally have up to 15 credit spreads at any given time, with up to 25% exposure to a single equity index credit spread.  The equity indexes with respect to which the Fund will purchase and write options are generally diversified.

10.	The 6th paragraph states, “ZEGA uses market data to determine the Fund’s ‘bear’ or ‘bull’ position bias and the Fund takes only a bullish or bearish position on the market at any given time. ZEGA employs proprietary analysis techniques to monitor the Fund’s positions by reviewing exit triggers defined by a change in spread premiums, the size of any losses, and the increased risk of option assignment (i.e., that the Fund will be obligated to complete the requirements of the option)”. Clarify and explain what is meant by “bear”, “bull” and “exit triggers”.

Response:  The principal investment strategies have been revised to clarify what is meant by “bearish position” and “bullish position”.  In addition, the paragraph has been revised as follows:

ZEGA uses market data to determine whether to make a credit put spread (bullish position) or a credit call spread (bearish position).  ZEGA employs proprietary analysis techniques to continually monitor the Fund’s credit spreads for potential exit triggers (e.g., the increased probability of an option being exercised) to ascertain if a buy back of a written option is needed.

11.	The last sentence in this sections states, “The Fund is ‘non-diversified’ for purposes of the Investment Company Act of 1940 (the ‘1940 Act’), which means that the Fund may invest in fewer securities at any one time than a diversified fund”. Clarify that the Fund may invest in fewer issuers not securities.

Response:  The disclosure has been updated to reflect this change.

Principal Risks of Investing
12.	The second paragraph under Market Risk states, “The amount of monthly premiums earned by the Fund is related to the volatility of the options market rather than the amount by which the equity market moves.” Explain why this is included under the risk disclosure.

Response:  This sentence has been removed from the disclosure.

13.	The disclosure for Leveraging Risk states, “Options inherently use leverage and control a much larger notional market value than their direct costs.” Explain what this means.

Response:  The disclosure has been modified as follows:

Leveraging Risk.  Derivative instruments held by the Fund involve inherent leverage, whereby small cash deposits allow the Fund to hold contracts with greater face value, which may magnify the Fund’s gains or losses.  Adverse changes in the value or level of the underlying asset, reference rate or index can result in loss of an amount substantially greater than the amount invested in the derivative.  In addition, the use of leverage may cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy obligations.

14.	Refer to the SEC no-action letter Hutton Options Trading L.P., dated February 2, 1989. Disclose in the Prospectus or the SAI how the Fund will cover its obligations when writing put and call options to avoid violation of Section 18(f) of the 1940 Act.

Response:  The Registrant confirms that it, the Advisor and Sub-Advisor have reviewed the Hutton Options Trading L.P. no-action letter.  The following paragraph has been added to the Fund’s SAI:

The Fund will be in compliance with Section 18(f) of the 1940 Act.  An American style option purchased and held by the Fund will “cover” an option written by the Fund if it has the same expiration date, same underlying index and 1) for credit call spreads, the exercise price is not greater than that of the call option sold, and 2) for credit put spreads, the exercise price is not lower than that of the put option sold.  For any “uncovered” options (i.e. for credit call spreads, the exercise price is greater than that of the call option sold, or for credit put spreads, the exercise price is lower than that of the put option sold), the Fund will segregate cash or other liquid assets in amount equal to the difference between the exercise prices of the two options in the credit spread.

Performance
15.	Disclose in this letter the benchmark the Fund intends to use and explain why it is appropriate.

Response:  The Fund intends to use the S&P 500 Index as its benchmark.  The Registrant believes this is an appropriate index as it will show shareholders how the Fund will perform compared to a broad based index.

Purchase and Sale of Fund Shares
16.	This section states, “Shares of the Fund are available for investment only by clients of financial intermediaries approved by the Advisor, institutional investors and a limited number of other investors as approved by the Advisor.” More details regarding the limitations should be included in the back section of the Prospectus and a cross reference included in the Summary section. In addition, explain what is meant by “financial intermediaries” and “institutional investors”. Is there a specific defined term in the Securities Law? If not, based on a rule what are the criteria?

Response:  The first sentence which states “Shares of the Fund are available for investment only by clients of financial intermediaries approved by the Advisor, institutional investors and a limited number of other investors as approved by the Advisor.” has been removed from the disclosure.

17.	Provide the completed Minimum Investment Table in the SEC Correspondence Letter along with the revised strategy in advance of the effective date.

Response:  The completed Minimum Investment Table was filed as correspondence on June 10, 2015.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies
18.	The last sentence of the second paragraph states, “The Fund typically writes index put options with tenors (i.e. the amount of time left until expiration) of one week or one month” and the last sentence of the third paragraph states, “The Fund typically writes index call options with weekly and monthly tenors.” Confirm that these sentences are saying the same thing.

Response:  The sentences were not included in the revised principal investment strategies section.

19.	The third to last paragraph states, “Under the Code, capital gains and losses on ‘section 1256 contracts’ are generally recognized annually based on a marking-to-market of open positions at tax yearend, with gains or losses treated as 60% long-term and 40% short-term, regardless of holding period. The Fund intends to utilize primarily options that are ‘"section 1256 contracts.’”. Add disclosure explaining the impact to the shareholders.

Response:  The following sentence was added to the disclosure:

Fund distributions of net short-term capital gain are taxable to shareholders as ordinary income while distributions of net long-term capital gain are taxable to shareholders as long-term capital gain, regardless of how long the shareholder has held shares of the Fund.

Principal Risks of Investing
20.	Risk disclosure for Hedging Transactions is mentioned on page 10. Confirm whether hedging transactions are a principal investment strategy. If so, add to the Summary Section.

Response:  The principal investment strategies sections have been revised to include hedging strategies as part of the principal investment strategies of the Fund.  In addition, the following risk disclosure has been added to the Summary Section:

Hedging Transactions Risk.  Hedging transactions involve risks different than those of underlying investments. In particular, the variable degree of correlation between price movements of hedging transactions and price movements in the position being hedged means that losses on the hedge may be greater than gains in the value of the Fund’s positions, opportunities for gain may be limited or there may be losses on both parts of a transaction.  Whether the Fund hedges successfully will depend on the Sub-Advisor’s ability to predict pertinent market movements and the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.  There can be no assurance that any hedging transactions the Fund engages in will be successful.  In addition, it is not possible to hedge fully or perfectly against any risk, and hedging involves its own costs.

MANAGEMENT OF THE FUND

The Advisor and the Sub-Advisor
21.	The first paragraph states, “Kaizen is a newly formed investment advisor registered with the SEC and provides investment advice to investment companies.” Reconcile this disclosure.

Response:  The sentence has been revised to delete “and provides investment advice to investment companies”.

22.	The third paragraph states, “The Sub-Advisor was founded in January 2011, is an investment advisor registered with the SEC, and provides investment advisory services to investment advisors, high net worth individuals, and mass affluent individuals.” Clarify what “mass affluent individuals” means.

Response:  The sentence has been revised to delete reference to “mass affluent individuals”.

DISTRIBUTION AND SHAREHOLDER SERVICE PLAN

Distribution (Rule 12b-1) Plan
23.	The first paragraph states, “Under the Plan, the Fund pays to the Distributor distribution fees in connection with the sale and distribution of the Fund’s Class A Shares and Class C Shares and/or administrative service fees in connection with the provision of ongoing services to shareholders of each such Class and the maintenance of shareholder accounts.” Confirm that this is correct and, if necessary, revise the Fees and Expense table to be consistent with this disclosure.

Response:  The Registrant confirms that the disclosure is correct and, accordingly, the Fees and Expenses table has been revised to reflect the line item “Distribution and service (Rule 12b-1) fees”.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Restrictions
24.	Fundamental Policy Number 6 states, “Purchase or sell commodities or commodity futures contracts (although the Fund may invest in financial futures and in companies involved in the production, extraction, or processing of agricultural, energy, base metals, precious metals, and other commodity-related products).” Identify the specific products for “other commodity related products”.

Response:  The Registrant has revised the sentence to read as follows:

Purchase or sell commodities or commodity futures contracts (although the Fund may invest in financial futures).

The Sub-Advisor
25.	Item 19(a)(3) of Form N-1A requires the disclosure of the method of calculating the sub-advisor’s compensation. In addition, include the Sub-Advisory Agreement as an Exhibit to Part C of the Post-Effective Amendment.

Response:   The following disclosure has been added to the SAI and the Sub-Advisory Agreement has been added as an Exhibit as requested:

The sub-advisory fees are accrued by the Adviser daily and paid monthly based on an annual rate of 0.62% of the Fund’s average daily net assets.

Determination of Net Asset Value
26.	the disclosure on page B-26 states “The NAVs of the Fund’s shares will fluctuate and are determined as of the close of regular trading on the New York Stock Exchange (the ‘NYSE’) (generally 4:15 p.m. Eastern Time) each business day.” Confirm whether this is correct and, if so, cite or explain the basis for the options pricing at 4:15 p.m. In addition, make the relevant disclosures consistent in the Prospectus. Also clarify if all the securities other than options will be valued at 4:15 p.m. Shareholder transactions should also be consistent with this timing.

Response:  The Registrant confirms that the pricing of the securities held by the Fund will be as of 4:00 p.m. Eastern Time.  The disclosure has been clarified as follows and made consistent in the Prospectus:

The NAV of the Fund’s shares will fluctuate and is determined as of the close of trading (generally 4:00 p.m. Eastern Time) on each day the New York Stock Exchange (the “NYSE”) is open for unrestricted business.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust II